# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nano Dimension Ltd., CIK 0001643303
CUSIP: 63008G203
Title of class of securities: Ordinary Shares, par value NIS 5.00 per share
Address of issuer's principal executive offices: 60 TOWER ROAD, WALTHAM, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 02/17/2026
Filed by CIK 0001176309
Persons authorized to receive notices and communications: Avraham Gabay, 1185 Avenue of the Americas, Third Floor, New York, New York (NY), 10036, 972 25788763

## Reporting persons
- Oramed Pharmaceuticals Inc. (CIK 0001176309): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,942,087; sole dispositive power 0; shared dispositive power 10,942,087; aggregate amount beneficially owned 10,942,087 (5.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value NIS 5.00 per share
Name of issuer: Nano Dimension Ltd.
Address of issuer's principal executive offices: 60 TOWER ROAD, WALTHAM, Massachusetts (MA), 02451
Comment: This Amendment No. 1 to Schedule 13D is filed by and on behalf of the Reporting Person to amend the Schedule 13D related to the Ordinary Shares, par value NIS 5.00 per share (the "Ordinary Shares") of Nano Dimension Ltd. (the "Issuer"), initially filed with the U.S. Securities and Exchange Commission on January 29, 2026 (as amended, the "Schedule 13D"). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended and restated in its entirety as follows:

This Schedule 13D (this "Schedule 13D" or this "Statement") is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Act"), by and on behalf of Oramed Pharmaceuticals Inc., a Delaware corporation (the "Reporting Person").

The Reporting Person declares that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any of the securities covered by this Statement.
Residence or business address:
Item 2(b) is hereby amended and restated in its entirety as follows:

The business address of the Reporting Person is 1185 Avenue of the Americas, 3rd Floor, New York, NY, 10036.
Present principal occupation or employment:
Item 2(c) is hereby amended and restated in its entirety as follows:

The Reporting Person is engaged in the research and development of innovative pharmaceutical solutions with a technology platform that allows for the oral delivery of therapeutic proteins.
Criminal convictions in the last five years:
Item 2(d) is hereby amended and restated in its entirety as follows:

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Item 2(e) is hereby amended and restated in its entirety as follows:

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Item 2(f) is hereby amended and restated in its entirety as follows:

The Reporting Person is organized under the laws of the State of Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented as follows:

"In open market purchases on February 17, 2026 and February 18, 2026, the Reporting Person expended an aggregate of approximately $2,800,500 (excluding commissions) to acquire an aggregate of 1,425,000 Ordinary Shares in various open market transactions. The funds used for the purchase of the Ordinary Shares reported in this Schedule 13D were derived from the general working capital of the Reporting Person."

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

"On February 19, 2026, the Reporting Person sent a letter in response to correspondence from an affiliate of the Issuer in connection with that entity's recent investment in the Reporting Person (the "Response Letter"). In the Response Letter, the Reporting Person reiterated its dissatisfaction with the Issuer's management and communicated an intent to further engage with the Issuer regarding its performance, strategic direction, shareholder value and governance."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety as follows:

"(a) The percentage reported in Item 13 on the cover pages hereto is based upon 210,334,767 Ordinary Shares of the Issuer outstanding as of October 14, 2025, according to the Report on Form 6-K for the month of December 2025, filed by the Issuer with the U.S. Securities and Exchange Commission (the "SEC") on December 4, 2025."
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated in its entirety as follows:

"(c) Other than as set forth on Annex A of this Schedule 13D, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less."

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented as follows:

"The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference."

## Signatures
- Oramed Pharmaceuticals Inc.: /s/ Avraham Gabay, Avraham Gabay, Chief Financial Officer (02/19/2026)